Mail Stop 5546
								December 7, 2007


Via U.S. Mail and Facsimile

Gil Shwed
Chief Executive Officer and Chairman of the Board
Check Point Software Technologies Ltd.
3A Jabotinsky Street
Ramat-Gan 52520, Israel

	Re:	Check Point Software Technologies Ltd.
		Form 20-F for the Fiscal Year Ended December 31, 2006
		Filed March 15, 2007
		Response Letters Dated October 10, 2007 and October 24,
2007
      File No. 0-28584

Dear Mr. Shwed:

      We refer you to our comment letters dated September 28, 2007 and October 18, 2007 regarding business contacts with Cuba, Iran, North Korea, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

								Sincerely,



								Cecilia Blye, Chief
								Office of Global Security
Risk


cc: 	John Slavitt, General Counsel
	Check Point Software Technologies Ltd.
	Fax: (650) 649-1975

      Barbara Jacobs
		Assistant Director
		Division of Corporation Finance